January 27, 2026

Matthew Derby
Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	AtomBeam Technologies Inc.

Offering Statement on Form 1-A

File No. 024-12700

Dear Mr. Derby:

On behalf of AtomBeam Technologies Inc., I hereby request qualification of the above-referenced offering statement at 11:00 am, Eastern Time, on Friday, January 30, 2026, or as soon thereafter as is practicable.

Sincerely,

/s/ Charles Yeomans
Charles Yeomans, Co-Founder, Chairman and Chief Executive Officer of AtomBeam Technologies Inc.

Cc:	Jamie Ostrow, Esq.

CrowdCheck Law LLP